UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an Application to Determine Eligibility of a Trustee
Pursuant to Section 305 (b)(2) X

CITIBANK, N.A.
(Exact name of Trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of incorporation or organization	(I.R.S. Employer
if not a U.S. national bank)	Identification No. )

399 Park Avenue,
New York, New York	10043
(Address of principal executive office)	(Zip Code)
Citibank, N.A.
388 Greenwich Street
New York, N.Y. 10013
(212) 816-0392
(Name, address, and telephone number of agent for service)

F&G Annuities & Life, Inc.
(Exact name of obligor as specified in its charter)
SEE TABLE OF ADDITIONAL REGISTRANTS

Delaware	85-2487422
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

801 Grand Avenue, Suite 2600
Des Moines, Iowa	50309
(Address of principal executive offices)	(Zip Code)

Debt Securities
(Title of Indenture Securities)
TABLE OF ADDITIONAL REGISTRANTS

Exact name of registrant as specified in its charter*	State or other jurisdiction of incorporation or organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
CF Bermuda Holdings Limited	Bermuda	6311
FGL US Holdings Inc.	Delaware	6311	82-2796563
Fidelity & Guaranty Life Business Services, Inc.	Delaware	6311	43-1914674
Fidelity & Guaranty Life Holdings, Inc.	Delaware	6311	48-1245662
*The address and telephone number of each additional registrant is c/o F&G Annuities & Life, Inc., 801 Grand Avenue, Suite 2600, Des Moines, Iowa 50309, tel. (515) 330-3340.

Item 1. General Information.
Furnish the following information as to the trustee:
(a)Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	33 Liberty Street, New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.
(b)Whether it is authorized to exercise corporate trust powers.
Yes.
Item 2. Affiliations with Obligor.
If the obligor is an affiliate of the trustee, describe each such affiliation.
None.
Items 3-15.Not Applicable.

Item 16.List of Exhibits.
List below all exhibits filed as a part of this Statement of Eligibility.
Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 -	Copy of Articles of Association of the Trustee, as now in effect. (Exhibit 1 to T-1 filed as exhibit to the Filing 305B2 dated October 5, 2012 under File No. 333-183223).

Exhibit 2 -	Copy of certificate of authority of the Trustee to commence business. (attached).

Exhibit 3 -	Copy of authorization of the Trustee to exercise corporate trust powers. (Exhibit 3 to T-1 filed May 5, 2014 under File No. 333-195697).

Exhibit 4 -	Copy of existing By-Laws of the Trustee. (Exhibit 4 to T-1 filed as exhibit to the Filing 305B2 dated October 5, 2012 under File No. 333-183223).

Exhibit 5 -	Not applicable.

Exhibit 6 -	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939. (Exhibit 6 to T-1 filed May 5, 2014 under File No. 333-195697).

Exhibit 7 -	Copy of the latest Report of Condition of Citibank, N.A. (as of September 30, 2024- attached)

Exhibit 8 -	Not applicable.

Exhibit 9 -	Not applicable.

SIGNATURE
Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 3rd day of January, 2025.

CITIBANK, N.A.

By	/s/ Peter Lopez
Peter Lopez
Vice President